UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated June 27, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	98-0377957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200, 425 — 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

EXPLANATORY NOTE

On June 27, 2017, Enbridge Inc. (the “Company”) announced the commencement of cash tender offers by its wholly-owned subsidiary, Spectra Energy Capital, LLC (“Spectra Capital”), for (a) any and all of Spectra Capital’s 8.00% senior unsecured notes due 2019 (the “Any and All Tender Offer”) and (b) up to an aggregate principal amount of $600 million of Spectra Capital’s (i) 7.50% senior unsecured notes due 2038, (ii) 6.75% senior unsecured notes due 2032, (iii) 6.75% senior unsecured notes due 2018, (iv) 6.20% senior unsecured notes due 2018, (v) 5.65% senior unsecured notes due 2020 and (vi) 3.30% senior unsecured notes due 2023 (the “Maximum Repurchase Tender Offer” and, together with the Any and All Tender Offer, the “Tender Offers”).  The Tender Offers are being made exclusively pursuant to an offer to purchase dated June 27, 2017, and, with respect to the Any and All Tender Offer, related notice of guaranteed delivery, which set forth the terms and conditions of the Tender Offers.

A copy of the press release announcing the Tender Offers is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

The information in this Form 6-K is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	June 27, 2017	By:	/s/ Tyler W. Robinson
Tyler W. Robinson
Vice President & Corporate Secretary

Exhibit Index

Exhibit No.

99.1	Press release dated June 27, 2017 announcing the Tender Offers.